Gym Rat Films LLC
BALANCE SHEET
As of December 31, 2020

	31-Dec-20
ASSETS	
Current Assets	4623.31
Other Current Assets	0
Total Current Assets	4623.31
LIABILITIES & EQUITY	
Equity	
Member Investment	110,000.00
Net Income	-105,376.69
TOTAL LIABILITIES & EQUITY	4,623.31

Gym Rat Films LLC
BALANCE SHEET
As of December 31, 2021

	31-Dec-21
ASSETS	
Current Assets	84,278.92
Other Current Assets	0
Total Current Assets	84,278.92
LIABILITIES & EQUITY	
Equity	
Member Investment	214,607
Net Income	-130,328.08
TOTAL LIABILITIES & EQUITY	84,278.92

Gym Rat Films LLC

Profit & Loss

Accrual Basis **September through December 2020 (See 2019 P&L)**

		SEP-DEC 2020
Income		
	Tax refund	24.16
Expense		
	Bank Fees	15
	Subcontractor	2,560.00
Net Income		-2550.84

Gym Rat Films LLC

Profit & Loss

Accrual Basis **January through December 2021**

		JAN-DEC 2021
Income		0
Expense		
	Bank Fees	15
	Subcontractor	15,215.00
	Ads	713.88
	Taxes	661.99
	Legal	500
	Total	17,105.87
Net Income		-17,105.87

Gym Rat Films LLC

Statement of Cash Flows

September through December 2020 (See 2019 Statement)

	SEP-DEC 2020
OPERATING ACTIVITIES	
Net Income	-2,550.84
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Bond Return	5,545.09
Net cash provided by Operating Activities	2,994.25
Net cash increase for period	2,994.25
Cash at beginning of period	1,629.06
Cash at end of period	4,623.31

Gym Rat Films LLC
Statement of Cash Flows
January through December 2021

	JAN-DEC 2021
OPERATING ACTIVITIES	
Net Income	-17,105.87
Net cash provided by Operating Activities	-17,105.87
FINANCING ACTIVITIES	
Member Investment	104,607.00
Net cash provided by Financing Activities	104,607.00
Net cash increase for period	87,501.13
Cash at beginning of period	4,623.31
Cash at end of period	92,124.44

Gym Rat Films LLC

Statement of Changes in Member's Equity

Accrual Basis **As of December 31, 2021**

	JAN-DEC 2021	SEP-DEC 2020	
Beginning Balance	4,623.31	1,629.06	
Contributions	104,607.00	5,545.09	*adjustment
Net Loss for the period	-17,105.87	-2,550.84	
Ending Balance	92,124.44	4,623.31	

Notes to Financial Statements: See 2019 Statement